EXHIBIT 9

October 23, 2009

CONFIDENTIAL TREATMENT REQUESTED

Board of Governors of the Federal Reserve System
20th Street and Constitution Avenue NW
Washington, D.C.  20551

Attention:  Amanda K. Allexon

RE:	MFP Proposed Investment in West Coast Bancorp

Dear Ms. Allexon:

MFP Partners, L.P., New York, New York, (“Acquirer”) respectfully submits this letter to the Board of Governors of the Federal Reserve System (the “Board”) to confirm our acceptance of the passivity commitments below.  These commitments are respectfully submitted in connection with materials provided by the Acquirer, to the Board relating to the proposed acquisition by the Acquirer of up to 9.9 percent of the voting shares of West Coast Bancorp (“Target”), Lake Oswego, Oregon, as set forth in the Investment Agreement, dated October 23, 2009 (together with the annexes, schedules and exhibits thereto, collectively, the “Investment Agreement”), between Target and Acquirer.

The Acquirer and its subsidiaries and affiliates (collectively, “Acquirer Group”), will not, without the prior approval of the Board or its staff, directly or indirectly:

1.	Exercise or attempt to exercise a controlling influence over the management or policies of Target, or any of its subsidiaries;

2.	Have or seek to have more than one representative of Acquirer Group serve on the board of directors of Target or any of its subsidiaries;

3.	Have or seek to have any employee or representative of the Acquirer Group serve as an officer, agent, or employee of Target or any of its subsidiaries;

4.	Take any action that would cause Target or any of its subsidiaries to become a subsidiary of Acquiror Group;

5.
Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Acquirer Group own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of Target or any of its subsidiaries;

Board of Governors of the Federal Reserve System

6.
Own or control equity interests that would result in the combined voting and nonvoting equity interests of the Acquirer Group and its officers and directors to equal or exceed 25 percent of the total equity capital of Target or any of its subsidiaries, except that, if the Acquirer Group owns, holds, or has the power to vote less than 15 percent of the outstanding shares of any classes of voting securities of Target, it may own or control equity interests greater than 25 percent, but in no case more than 33.3 percent, of the total equity capital of Target or any of its subsidiaries;

7.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Target or any of its subsidiaries;

8.
Enter into any agreement with Target or any of its subsidiaries that substantially limits the discretion of Target’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

9.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Target or any of its subsidiaries;

10.
Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Target or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by Target or any of its subsidiaries;

11.
Enter into any other banking or nonbanking transactions with Target or any of its subsidiaries, except that the Acquirer Group may establish and maintain deposit accounts with Target, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with Target; or

12.	Exercise or attempt to exercise a controlling influence over the management or policies of Target or any of its subsidiaries.

Acquirer also certifies that:

13.	Acquirer is not an affiliate of any other investor in the proposed transaction (individually, each an “Investor,” and, collectively, the “Investors”);

14.	Acquirer has reached its decision to invest in Target independently from the other Investors;

15.	Acquirer is not managed or advised by an investment manager or investment advisor who performs the same services for any other Investor;

Board of Governors of the Federal Reserve System

16.
Acquirer has not engaged and will not engage as part of a group consisting of substantially the same entities as the Investors, in substantially the same combination of interests, in any additional banking or nonbanking activities or business ventures in the United States without prior consultation with the Board;

17.
Acquirer has not and will not enter any agreements or understandings with any other Investor to act in concert for the purpose of exercising a controlling influence over Target or any of its subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of Target, other than the agreements considered by the Board for the proposed transaction; or

18.
Any director representing Acquirer will not collude or conspire with any other directors or shareholders of Target with respect to the exercise of any director’s voting rights.  Nothing in this commitment shall limit a director’s ability to exercise their legitimate duties/rights as a director of Target, including the ability to consult with other directors and shareholders as appropriate.

The terms used in these commitments have the same meanings as set forth in the Bank Holding Company Act of 1956, as amended, and the Board’s Regulation Y.

Nothing in these commitments releases the Acquirer Group from compliance with the Change in Bank Control Act and the Board’s regulations thereunder, if any member of the Acquirer Group, acting directly or indirectly, or through or in concert with one or more persons, owns, controls, or holds power to vote 10 percent or more or any class of voting shares of Target.

Acquirer understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions related to Acquirer’s acquisition of up to 9.9% of voting shares of Target, including a determination that no filing under the Bank Holding Company Act is required for this transaction by Acquirer, and, as such, may be enforced in proceedings under applicable law.

Board of Governors of the Federal Reserve System

Should you have any questions or comments with respect to this matter, please contact Timothy E. Ladin at (212) 752-7345.

Very truly yours,

MFP PARTNERS, L.P., a Delaware limited partnership

By:	MFP Investors LLC, a Delaware limited liability company and general partner of MFP Partners, L.P.

By:	/s/ Michael F. Price
Name: Michael F. Price Title: Managing Member

MFP INVESTORS LLC, a Delaware limited liability company

By:	/s/ Michael F. Price
Name: Michael F. Price Title: Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price

cc:	Patricia A. Robinson (Board of Governors of the Federal Reserve System)